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                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 FORM 12b-25

                                             Commission File Number: 333-08871

                         NOTIFICATION OF LATE FILING


(Check One):   [ ] Form 10-K   [ ] Form 11-K  [ ] Form 20-F
               [X] Form 10-Q   [ ] Form N-SAR


For Period Ended:    March 31, 1997
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//Transition Report on Form 10-K        //Transition Report on Form 10-Q
//Transition Report on Form 20-F        //Transition Report on Form N-SAR
//Transition Report on Form 11-K

For the transition period ended:
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, indetify the item(s) to which the notification relates:


                        PART I. REGISTRANT INFORMATION

Full name of registrant:      MCII HOLDINGS (USA), INC.
                         ----------------------------------

Former name if applicable:

Address of principal executive office (Street and Number):

10 East Golf Road,
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City, State and Zip Code:  Des Plaines, IL  60016
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                       PART II. RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check where appropriate.)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report or semi-annual report, transition report on
          Form 10-K, 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c) The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.


                              PART III. NARRATIVE

     State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

An extension is being filed due to difficulties encountered in accounting for a recently acquired subsidiary on an "as-if" pooling-of-interest method. The methodology is necessary due to the existence of common control and the difficulties encountered involve the fact that the new subsidiary is a Mexican company and all financial statements must be adjusted from Mexican GAAP to United States GAAP before they can be consolidated.

                          PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

              TERRY MOYNIHAN                              847-375-1261
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              (Name)                         (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [X] Yes    [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [X] Yes    [ ] No



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     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The effect of adding the new subsidiary in a pool-of-interests is not expected to have a significant impact on the results of the previously existing entity. However, the previously existing entity would have reported an increase in revenues to $170.2 million in the first quarter of 1997 from $142.1 million in the first quarter of 1996. Net income reported for the first quarter of 1997 would have been $7.5 million compared with $2.4 million in the first quarter of 1996. The improved first quarter results were due to increased sales volume and better control of costs and expenses.


                          MCII HOLDINGS (USA), INC.
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                 (Name of Registrant as Specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 1977            By: Robert M. Popowich
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